6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

THE COMPANY

1. Name of issuer: _____ Streaming Television Inc. _____

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

    ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

6/1/2018
FP:

Open until: _12/31/2018_

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Simon Bray   Dates of Board Service: 6/8/16-present
Principal Occupation: CEO and Founder
Employer: Steaming Television, Inc.   Dates of Service:
Employer's principal business: TV production and broadcasting

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position President & CEO   Dates of Service: 6/8/16-present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Wireless 1 Apps Inc.
Employer's Principal Business: Mobile and Connected TV Channel App Development
Title: President Dates of Service: 2016 - Present

Responsibilities: Founded, grew and managed the operations to develop mobile iPhone/Android apps and Over-The-Top connected television app channels, with virtual television playout system on a large scale for Amazon Fire TV, Roku and Apple TV devices.

Employer: Wireless1Marketing Group LLC
Employer's Principal Business: Mobile App Development and Consulting
Title: President Dates of Service: 2010 – 2016

Responsibilities: Wireless1Marketing Group LLC offers an extremely affordable mobile app & mobile website solution, that provides any Business or Organization with their very own mobile app and a mobile-enabled website that's accessible to all types of smartphones, as well as desktops, laptops, netbooks, and tablets. We provide Mobile Engagement Training and Consulting Services. We host workshops and seminars that are focused on empowering any business or organization to effectively us the power of mobile apps and social networks to Connect, Inform and Grow their business or organizations.

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Simon Bray

Title: President & CEO   Dates of Service: 6/8/16-present

Responsibilities: Acquire funding, grow staff, build & deploy service, provide customer support.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: None.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Wireless 1 Apps Inc.
Employer's Principal Business: Mobile and Connected TV Channel App Development

Title: President Dates of Service: 2016 - Present

Responsibilities: Founded, grew and managed the operations to develop mobile iPhone/Android apps and Over-The-Top connected television app channels, with virtual television playout system on a large scale for Amazon Fire TV, Roku and Apple TV devices.

Employer: Wireless1Marketing Group LLC
Employer's Principal Business: Mobile App Development and Consulting

Title: President Dates of Service: 2010 – 2016

Responsibilities: Wireless1Marketing Group LLC offers an extremely affordable mobile app & mobile website solution, that provides any Business or Organization with their very own mobile app and a mobile-enabled website that's accessible to all types of smartphones, as well as desktops, laptops, netbooks, and tablets. We provide Mobile Engagement Training and Consulting Services. We host workshops and seminars that are focused on empowering any business or organization to effectively us

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

the power of mobile apps and social networks to Connect, Inform and Grow their business or organizations.

PRINCIPAL SECURITY HOLDERS

Name of Holder	*Number and Class of Securities Now Held*	*Percent of Voting Power Prior to Offering*
Simon Bray	8,460,000 Class B Voting Common Stock	94%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Solution
Streaming Television Inc., is building a national network of City Streaming Television channels, that allow local content creators to expand their viewer reach, into the massive user base of Amazon Fire TV, Roku and Apple TV. Streaming Television Inc., offers programs that help current and future local content producers move quickly to the connected streaming television and mobile devices

Problem
Everyday more and more people in cities across America are replacing their cable television service with one of the top 3 connected television streaming devices, Amazon Fire TV, Roku TV or Apple TV. This immediately disconnects that household from most of the local cable delivered content. It also, makes it difficult to give the local communities access to important information.

Opportunity
Target Market
Market Size & Segments
- Municipalities Leadership
- Community, Education and Faith Based Organizations
- Local Business Owners

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

- Political Campaigns
- National Brands

Problem Worth Solving

Everyday more and more people in cities across America are replacing their cable television service with one of the top 3 connected television streaming devices, Amazon Fire TV, Roku TV or Apple TV. This immediately disconnects that household from most of the local cable delivered content. It also, makes it difficult to give the local communities access to import information.

Problem & Solution

Streaming Television Inc. is building a national network of City Streaming Television channels, that allows local content creators to expand their viewer reach, into the massive user base of Amazon Fire TV, Roku, and Apple TV. Streaming Television Inc. offers programs that help current and future local content producers move quickly to the connected streaming television and mobile devices.

I believe that everyone who dreams of having a TV Show or TV Program on television for local, regional or global viewing, should be able to fulfill their aspirations. We have not just made it possible, but accessible and affordable. – Simon Bray, CEO

Competitive Advantage

We offer a broader reach and because of our City focus have a much greater capacity of available time slots.

Our network is developed on the fastest growing global streaming infrastructure of Amazon, Roku and Apple TV.

We currently have 100% of all major and significate cities channels active across the USA and Australia, accessible on Amazon Fire TV and all mobile devices.

Our City Channels are quickly found by viewers by only search for their City's name.

Company

Milestones Table

Milestone	Due Date	Details
Launch Series A Crowd Funding Campaign	June 01, 2018	We will launch our first series A capital funding raise campaign using SEC Regulations CF on the TruCrowd equity crowdfunding portal

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

Complete phase 1 & 2 city channel build	June 22, 2018	We will complete the 200-city streaming television channel deployment goal.
Public Announcement of STV Phase 2 Cities Municipalities	July 04, 2018	We plan to launch a Public Release in all city markets actively launched

Overview

Ownership & Structure

Our company is incorporated as a C Corp in the state of Georgia. Simon Bray is the Founder and 94% shareholder. There is 1 outside investor with 6% ownership. We will launch funding campaigns using the Equity Crowd Funding option with will add additional shareholders.

Company history

Streaming Television, Inc., a Georgia-based company, has entered the antenna, cable, and satellite television marketplace by launching the first national network of local internet streaming television channels for all major and significant cities in the United States.



6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

Every day more and more people in cities across America are replacing their cable television service with one of the top 3 connected television streaming devices, Amazon Fire TV, Roku TV or Apple TV. This immediately disconnects that household from most of the local cable delivered content. It also makes it difficult to give the local communities access to important information.

Streaming Television Inc. is building a national network of City Streaming Television channels, that allows local content creators to expand their viewer reach, into the massive user base of Amazon Fire TV, Roku, and Apple TV. Streaming Television Inc. offers programs that help current and future local content producers move quickly to the connected streaming television and mobile devices.

"I believe that everyone who dreams of having a TV Show or TV Program on television for local, regional or global viewing, should be able to fulfill their aspirations. We have not just made it possible, but accessible and affordable."

- Simon Bray Jr. Founder

Financial Milestones

To achieve our national deployment goals, we will roll-out local streaming television channel by regions on a quarterly time frame. We have divided the USA into 5 regions, West, South West, South East, Midwest and Northeast. Our first goal to achieve in the 2nd quarter of 2018 is to launch key cities in all regions which will provide a base of operations for that region's office. We then will focus our deployment in the Midwest, South East and North East Regions over the 3rd quarter of 2018, South West and West Regions in the 4th quarter of 2018. Once our liquidity is achieved through capital raises and operational profits we will over the next 2 years expand our local streaming television network into Canada, UK, Mexico, South America, Japan, Australia, France, Africa, India, Vietnam, Singapore and others

The company is raising funding for the expansion of the network nationally, which will require it to raise capital over the next 24 months. We plan to build out on a regional scale, we estimate that we will need to raise up to $1,070,000.00 within the next 12 months to launch all major cities across all regions.

Use of funds

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 in this offering through Regulation Crowdfunding. If we manage to raise our amount of $1,070,000, we believe the amount will last us 12 months:

Our goal is to launch a streaming television channel for every large and medium size city in the USA, Canada and selective International locations. This will require us to seek multiple fund raises over the next 12 months. The cost will include payment for streaming television apps to be development, server

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

hosting/support, streaming bandwidth, channel management, marketing campaigns for each location and legal & regulatory cost.

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Sources of Funds

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate each city channel profitably within 60 days.

The proceeds from this first capital raise is required for the liquidity of the company and will be used immediately to continue the launch of our 2nd 3rd and 4th quarter cities. We feel that equity crowdfunding is the method that we will continue to use as the source of liquidity as we continue to expand until our operational profits support our long-term liquidity needs.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document**.**

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

6/1/2018
FP:

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

Open until: *12/31/2018*

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

We are a brand-new company.
Streaming Television Inc. was incorporated in June 2016. It is a new company, with no history upon which an evaluation of its past performance and future prospects can be made. As of 12/31/2017, the date of our last reviewed financial statements, STV's operations are still in development for principal operations. To date, we have not yet generated any revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

We are offering non-voting common stock. We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders.

We are offering Class A Non-Voting Common Stock, which means you will not have a say in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution, or winding up of the Company. Our board of directors may make a decision you disagree with and you will not have a vote. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

The offering price has been arbitrarily set by STV.
STV set the price of its Class A Non-Voting Common Stock. Valuations for companies at our early stage of development are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

There is no current market for STV's shares.
There is no formal marketplace for the resale of our securities. Shares are illiquid and have limited transferability particularly in the first year of ownership as further described in the Subscription Agreement. To the extent shares may be traded or sold in the future depends on factors beyond STV's control such as the availability of trading platforms. There is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. STV has no plans to apply for or otherwise seek trading or quotation of our Class A Non-Voting Common

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for an indefinite period of time.

We will need to hire more people to be successful.
STV's success depends on being able to retain and continue to recruit key performers. Our success will greatly depend on the skills, connections, and experiences of our CEO. STV will need to hire additional creative talent and individuals with a track record of success. There is no assurance that we will be able to identify, hire, and retain the right people for the various key positions. There is no assurance that STV's expansion plans into new markets will continue. There is no assurance the markets STV has been able to secure will be profitable.

Our Founder, CEO and Sole Director controls the Company and will continue to do so after this offering. We will add additional directors in the future.
Simon Bray, our Founder, Chief Executive Officer, and Sole Director, is currently also our controlling shareholder. As the majority holder of Class B Common Stock, which gives him one vote per share, as opposed to no voting rights for holders of Class A Non-Voting Common Stock like you, he will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, in matters of compensation and related party transactions.

If STV unable to build and maintain our brand of information, our operating results may be adversely affected. We are at the mercy of public perception.
The lack of awareness of STV's brand, among consumers require STV to build and maintain a strong brand identity to attract and retain a broad viewer base. We must continue to expand into new markets to build brand awareness. Also important are effective consumer communications, such as marketing, customer service, and public relations. The role of social media by potential consumers of product is an important factor in our brand perception. If our efforts to create compelling viewing and/or otherwise promote and maintain our brand are not successful, our ability to attract and retain consumers may be adversely affected. Such a result would likely lead to a decline in attendance of our audience, and in the future, impact our viewership, which would adversely affect our operating results.

Higher demand than capacity
Even though we have 238, 30-minute time slots available per channel per city. Larger cities may require multiple channels. We plan to monitor the growth in larger cities and make sure we have

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

planned for the additional cost to expand. But we may not be able to meet expansion needs and therefore we may lose valuable chances to reach viewers and consumers.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including the development of the connected TV apps, streaming bandwidth, website design, accounting, legal work, public relations, advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. We rely on Amazon, Roku, and Apple's connected TV network to deliver our content to their streaming devices. A disruption in partner operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We may face technological challenges
Many of our growth assumptions are tied to our ability to deliver a mass channel production on the connected TV platform of each city. Each of the connected TV platforms have their own approval criteria and process, that could delay the roll out of a channel which could create significant delays and adversely impact the value of your investment.

We may not be able to protect all our intellectual property. We may be subject to claims against us for violation of third party intellectual property rights.
Our profitability may depend in part on our ability to effectively protect our intellectual property and our ability to operate without inadvertently infringing on the proprietary rights of others. Policing and protecting our intellectual property against piracy and unauthorized use by third parties may become time-consuming and expensive. Any litigation for both protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation. While we generally own the intellectual property in our content, we may be subject to third parties alleging that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices in a timely manner in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Because of this type of dispute, we could also be required to develop non-infringing technology, make royalty or damage payments, enter into licensing agreements, adjust our merchandising or marketing

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

activities or take other actions to resolve the claims, any of which could be costly or unavailable on acceptable terms.

THE OFFERING

9.   What is the purpose of this offering?

STV intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Raised	$10,000	$1,070,000
Less: Offering Expenses		
CF Platform Fee	$800	$85,600
Escrow Fees	$100	$10,700
Professional Fees	$3,000	$18,000
Net Proceeds	**$6,100**	**$955,700**
Use of Net Funds		
State Foreign Corporation Registration		$11,750
Software & Application Development		$30,000
Marketing	$6,100	$180,200
Working Capital		$58,750
Network Channel Development		$140,000
Office Setup		$60,000
Playout Server License		$300,000
Cloud Infrastructure Deployment		$35,000
Future Personnel		$140,000
Total Use of Net Proceeds	**$6,100**	**$955,700**

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

11.   How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct multiple closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1.   Investor Commitment. The Investor will submit, through truCrowd, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Subscription Agreement"), using the Investor's electronic signature.

2.   Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the truCrowd website. After the offering closes, the Company will countersign the Subscription Agreement.

3.   Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by truCrowd into an escrow account held with a third-party bank on behalf of issuers offering securities through truCrowd Portal.

5.   Closing: Original Deadline. Unless we meet the target-offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's truCrowd Profile.

6.   Early Closings. If the Company meets the target-offering amount prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our truCrowd Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, the company will notify investors by email.

At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7.   Book Entry. Investments may be in book entry form. This means the Investor may not receive a certificate representing his or her investment.

Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen At the option of the Company, you may receive an electronic certificate.

6/1/2018
FP: truCrowd



Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	107,000	$1,070,000	$955,700

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the Information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor will receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company. The Company will give each investor notification of the cancellation, disclose the reason for the cancellation, Identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Subscription Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the Investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investor commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 500 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 500 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

We are issuing shares of Common Stock with no Voting Rights at an offering price of $1.00 per share at $9,000,000 pre-money valuation Priced Round.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above?
☐ Yes ☑ No

6/1/2018
FP: truCrowd



Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

16.   How may the terms of the securities being offered be modified?

None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

Security:
We are offering Class A Non-Voting Common Stock Amount and Price: $1.00 price per share we are offering a minimum of 10,000 shares and a maximum of 1,070,000 shares.

Pre-money Valuation: $9,000,000

Voting Rights:
Class A Common Stock will have no voting rights. The rights of the holders of the shares of Class B Voting Common Stock and Class A Non-Voting Common Stock are identical, except that Class A Non-Voting Common Stock shall have no voting rights.

Liquidation Preferences:
Class A Common Stock holders will not receive any liquidation preferences.

Differences between classes:
Class B Common Stock holders have voting rights. Class A Common Stock will have no voting rights.

Dividends:
Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the Board may, in its sole discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board, declare and pay dividends on the common stock

Repurchase:
If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934. as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Subscriber for the greater of (i) the purchase amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the

6/1/2018
FP:

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

Open until: *12/31/2018*

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

"Repurchase Value"); provided, however, that, in the event an equity financing occurs within three months after the Repurchase and the Repurchase Value is less than the aggregate value of the Securities the Subscriber would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Securities by the conversion price and is referred to as the "Aggregate Value"), the Company shall pay to the Subscriber an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the equity financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a change of control or dissolution event.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Securities	Securities or amount authorized	Securities or amount outstanding	Voting Rights	Other Rights
Common Stock Class A	10,000,000	0	No voting rights	None
Common Stock Class B	10,000,000	9,000,000	One vote per share	None

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

We are offering Class A Non-Voting Common Stock, which means you will not have a say in the direction of the Company, including any material corporate decisions, such as mergers, acquisitions, dissolution or winding up of the Company. Our Board may make a decision you disagree with and you will not have a vote. Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the rights of the common stockholders. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the Class B shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the Class B shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The Class B shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the Company chooses to issue convertible debt, SAFEs, options, warrants, or additional Common or Preferred Stock, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. The Investor is investing in a class of common stock with no voting rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering and may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

6/1/2018
FP:  truCrowd

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

Open until: *12/31/2018*

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**


Valuation Average Weights

Weights

of the 5 methods

33%	34%	11%	11%	11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (33%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

VALUATION

The Average Pre-Money valuation is:	$ 96,151,844

Lower Bound	$ 46,145,000

Higher Bound	$ 146,159,000

Based on all of the above factors, forecasts and assumptions, the average pre-money valuation was calculated at pre-money $96,000,000**.** However, for this offering the company will use a pre-money valuation of **$9,000.000.**

6/1/2018
FP: truCrowd



Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in non-voting shares in the Company will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the Investor's control. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Following the Investor's investment in the Company, the Company may sell offer securities at different terms to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any. will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23.   What are the risks to purchasers associated with corporate actions including:

<u>Additional issuances of securities</u>. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities</u>. The Company has authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

6/1/2018
FP: ⬡ truCrowd



Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

<u>A sale of the issuer or of assets of the issuer.</u> As the holder of non-voting common stock in the Company, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors to manage the Company to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties</u>. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms that are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any in**debt**edness of the issuer:

As of the date of this Offering, the company did not enter into any debt agreements.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on **Section 4(a)(6)** of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current

6/1/2018
FP: truCrowd



Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

None to all four questions.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company was organized in June 2016 and has no operations upon which prospective investors may base an evaluation of its performance.

Streaming Television Inc. cash in hand as of the December 2017 financials was $0. During 2018, Streaming Television Inc was then capitalized by $24,000 by the issuance of Class B Common Stock to one accredited investor Simultaneously Streaming Television Inc.'s founder and CEO issued himself 8,460,000 of Class B Voting Stock and currently owns 94% of the outstanding Class B Voting Shares.

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Streaming Television Inc.
Years Ended December 31, 2017 and 2016
With Independent Accountant's Review Report

Streaming Television Inc.

Financial Statements

Years Ended December 31, 2017 and 2016

Contents

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Organic Living Inc.

I have reviewed the accompanying balance sheets of Streaming Television Inc., (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
May 28, 2018

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

Streaming Television Inc.

Balance Sheets
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 5	$ 1
Total current assets	5	1
App development	155,736	93,492
Less: accumulated amortization	-	-
Net fixed assets	155,736	93,492
Security deposit (see *note 4*)	330	-
Deferred tax asset *(see note 2)*	-	-
Total assets	$ 156,071	$ 93,493
Liabilities and partners' equity		
Current liabilities:		
Accrued expenses	71,136	8,892
Loan payable to shareholder	2,428	590
Total current liabilities	73,564	9,482
Long-term obligations	-	-
Total liabilities	73,564	9,482
Stockholders' equity:		
Common stock, face value $0.01 – class B *(see note 3)*		
Authorized shares, 10,000,000		
Issued and outstanding shares, 8,460,000	84,600	84,600
Additional paid-in capital	-	-
Common stock, face value $0.01- class A		
Authorized shares, 10,000,000		
Issued and outstanding shares	-	-
Retained deficit	(2,093)	(589)
Total stockholders' equity	82,507	84,011
Total liabilities and stockholders' equity	$ 156,071	$ 93,493

See accompanying notes.

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

Streaming Television Inc.

Statements of Operations
(unaudited)

	Year Ended December 31,	
	2017	**2016**
Revenue	$ -	$ -
Expenses:		
Bank charges	-	120
Dues and subscriptions	115	26
Taxes and Licenses	96	100
Rent	1,293	343
Total operating expenses	1,504	589
Operating loss	$ (1,504)	$ (589)
Net loss	$ (1,504)	$ (589)

See accompanying notes.

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

Streaming Television Inc.

Statements of Changes in Stockholders' Equity

	Common Stock, par value $.01	Retained Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2015	$ -	$ -	$ -
Common stock issued	84,600	-	84,600
Net Loss	-	(589)	(589)
Balance at December 31, 2016	$ 84,600	$ (589)	$ 84,011
Common stock issued	-	-	-
Net Loss	-	(1,504)	(1,504)
Balance at December 31, 2017	$ 84,600	$ (2,093)	$ 82,507

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

Streaming Television Inc.

Statements of Cash Flows
(unaudited)

	Year Ended December 31,	
	2017	2016
Operating activities		
Cash receipt from customers	$ -	$ -
Cash paid for operating expenses	(1,834)	(589)
Net cash used by operating activities	(1,834)	(589)
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Loan from shareholder	1,838	590
Net cash provided by financing activities	1,838	590
Net increase in cash and cash equivalents	4	1
Cash and cash equivalents at beginning of year	1	-
Cash and cash equivalents at end of year	$ 5	$ 1

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

Streaming Television Inc.
Notes to Financial Statements *(unaudited)*
December 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Streaming Television, Inc., a Georgia-based company, has entered the antenna, cable, and satellite television marketplace by launching the first national network of local internet streaming television channels for all major and significant cities in the United States.

Every day more and more people in cities across America are replacing their cable television service with one of the top 3 connected television streaming devices, Amazon Fire TV, Roku TV or Apple TV. This immediately disconnects that household from most of the local cable delivered content thus making it difficult for these customers to access important local information while the local channels are losing their customer base. It is this gap that streaming television is targeting to fill in.

Streaming Television Inc., is building a national network of City Streaming Television channels, that allows local content creators to expand their viewer reach, into the massive user base of Amazon Fire TV, Roku, and Apple TV. Streaming Television Inc., offers programs that help current and future local content producers move quickly to the connected streaming television and mobile devices.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, software and auto range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

Streaming Television Inc.
Notes to Financial Statements (continued) *(unaudited)*
December 31, 2017

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and the Georgia state jurisdiction. As of December 31,2017, and 2016, they have federal and state income tax net operating loss carryforwards of $1,504 and $614, which will expire on 2037 and 2036, respectively. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

	Federal	State
Deferred tax assets	445	127
Less: valuation allowance	(445)	(127)
Net deferred tax asset	$ -	$ -

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of common stock – class B is entitled to one vote. 100% of the issued shares are owned by a founder of the company.

Whereas, class A common stock has no voting rights, and no shares are issued.

4. Commitments and Contingencies

The Company has operating lease agreements for office facilities. The Company has paid a security deposit of $330. A summary of the lease commitments under non-cancelable operating leases at December 31, 2017, is as follows:

Year ending December 31, 2018 $3,300

5. Subsequent Events

Management has evaluated subsequent events through May 28, 2018, the date on which the financial statements were available to be issued.

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

6/1/2018
FP:
Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking?
        ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities?
        ☐ Yes ☑ No
    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

    If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

    If Yes to any of the above, explain:

6/1/2018
FP:  truCrowd

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

Open until: *12/31/2018*

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

   If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

   If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

   If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

   ☐ Yes ☑ No

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

   (1)   any other material information presented to investors; and
   (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30 of the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: citystreamingtv.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

   (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.


*   *   *   *   *


PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

6/1/2018
FP:  truCrowd

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

APPENDIX A: SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is made and entered into this _____ (the "Effective Date") by and between Streaming Television Inc., located at 260 Peachtree St NW, Suite 2200 Atlanta GA, 30303 (the "Company") and _____, located at _____, _____, _____ _____ (the "Subscriber").

RECITALS

WHEREAS the Subscriber wishes to subscribe for _____ shares (the "Shares") of the capital stock of Streaming Television Inc at the subscription price of $1.00 Dollars per share.

WHEREAS the Subscriber hereby acknowledges that the Company is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws.

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber received and read the Offering Statement of Streaming Television Inc dated _____ and any supplements thereto (the "Offering Statement"), and the Subscriber is familiar with the terms and provisions thereof.

WHEREAS it is the intention of the parties to the Agreement that this subscription will be made pursuant to appropriate exemptions (the "Exemption") from the registration and prospectus or equivalent requirements of all rules, policies, notices, orders, and legislation of any kind (collectively the "Securities Rules") of all jurisdictions applicable to this subscription;

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of the Company and Subscriber contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Subscriber agree as follows:

I.   REPRESENTATIONS AND WARRANTIES

The Subscriber represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable Securities Rules, that:

i.   The Subscriber is aware of the degree of risk associated with the purchase of the Shares of the Company;

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$6,100
Maximum Amount	107,000	$1,070,000	$955,700

ii.   The Subscriber is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time;

iii.   The Subscriber has the financial means to meet all of the obligations contemplated herein;

iv.   The Subscriber has read and fully understands the terms, conditions and effect of this Agreement, and all other documents in connection therewith;

v.   The Subscriber hereby confirms that he/she has reviewed or had the opportunity to review, all documents, records, and books pertaining to the investment in the Company;

vi.   The Subscriber is at least twenty-one (21) years of age;

vii.   The Subscriber is an "accredited investor" as the term is defined in the Securities Act of 1933, as amended (the "Act") and any relevant state statute or regulation, or is otherwise a sophisticated, knowledgeable investor (either alone or with the aid of a purchaser representative) with adequate net worth and income for this investment;

viii.   The Subscriber has in depth knowledge and experience in financial and business matters pertaining to the subject matter contained in this Agreement and is capable of evaluation the risks of any investment in the Company;

ix.   The offer to sell Shares was communicated to the Subscriber by the Company in such a manner that the Subscriber was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction and that at no time was Subscriber presented with or solicited by any brochure, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of advertising or general solicitation;

x.   The Subscriber has determined that the purchase of the Shares is a suitable investment;

xi.   The Shares for which the Subscriber hereby subscribes are being acquired solely for the Subscribers own account, for investment purposes; and the Subscriber agrees that he/she will not sell or otherwise transfer the Shares unless the Shares are registered under the Act and qualified under applicable state securities laws or unless, in the opinion of the Company, and exemption from the registration requirements of the Act and such law is available;

xii.   The Subscriber has been advised to consult with the Subscribers own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the Subscriber deems necessary.

II.   INDEMNIFICATION

6/1/2018
FP:
Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

The Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

III. REVOCATION OF OFFER

The Subscriber agrees that the Company may cancel, terminate or revoke the offer to subscribe for shares or any agreement hereunder for a period of 10 days. After 10 days the Agreement will be deemed null and void.

IV. SHARE CERTIFICATES

i.   The certificates representing the Shares shall unless otherwise permitted by the provisions of Articles (ii) and (iii) in this Section, contain a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT"

ii.   The Subscriber hereby agrees to comply in all respects with the provisions of this Section. Prior to any proposed sale, assignment, transfer or pledge of any Shares, the Subscriber agrees that it shall provide written notice to the Company of the Subscriber's intent of such transfer, sale, assignment or pledge.

iii.   Each notice shall provide detail of circumstances of the proposed transfer, sale, assignment or pledge, and shall be accompanied, at the Subscribers expense, by evidence that is satisfactory to the Company, to the effect that the proposed transfer of the Shares may be affected without registration under the Act or applicable state securities law.

V. MISCELLANEOUS

i.   All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at its registered head office address and to the undersigned set forth on the signature page hereof.

6/1/2018
FP:

Open until: *12/31/2018*

Streaming Television Inc.
260 Peachtree St NW, Suite 2200
Atlanta GA, 30303
866-929-3686

OFFERING STATEMENT

2210000 Class "A" Common Shares Non-Voting at $1.00 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$6,100**
Maximum Amount	**107,000**	**$1,070,000**	**$955,700**

ii.   This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia and, to the extent it involves any United States statute, in accordance with the laws of the United States.

iii.   This Agreement constitutes the entire agreement between the Company and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

          IN WITNESS WHEREOF, the parties have caused this Subscription Agreement dated January 01, 2018 between _____ and _____ to be executed as of _____

By: _____
Signature of Subscriber

          _____

By: _____
Signature of Company